Exhibit 99.1

Foresight: Eye-Net Selected by European Software République Consortium to Take Part in the Road Safety Revolution

The consortium includes Dassault Systèmes, Eviden, Orange, Renault Group, STMicroelectronics and Thales

Ness Ziona, Israel – November 20, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), has signed an agreement to join Software République. Eye-Net will join the ecosystem of partners through Software République’s incubation program (the “Incubation Program”). Software République is a European innovation ecosystem for intelligent, secure, and sustainable mobility, founded by Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group.

Eye-Net was selected to join the Incubation Program for a project that will deliver an accessible vehicle-to-everything (V2X) road safety solution for all road users. Software République aims to complete the project by 2024, that includes a proof-of-concept in France. Furthermore, with the support of the Incubation Program, Eye-Net’s solution has the potential for commercial deployment across multiple European cities, which, if realized, is set to commence in the beginning of 2025.

“Eye-Net is grateful and excited for this opportunity to collaborate with Software République, an innovative ecosystem shaping tomorrow’s mobility. This collaboration is an opportunity for us to introduce a disruptive safety approach that will benefit all road users. We believe that our V2X accident prevention solution, combined with Software République partners’ user distribution, may make European roads safer than ever. Eye-Net is committed to improving road safety and making a positive contribution to saving lives,” said Dror Elbaz, CEO of Eye-Net Mobile.

The Incubation Program is intended to accelerate the projects of selected startups and enhance the open innovation of Software République’s founding companies in the areas of energy, new mobility services and connected vehicles.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Software République

The Software République is an open innovation ecosystem dedicated to intelligent, secure, and sustainable mobility. It was founded in April 2021 by six founding members: Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group.

The Software République builds collective businesses focused on the future of mobility through its unique horizontal collaboration model. The ecosystem stands out for its innovative approach, combining established companies and start-ups from different backgrounds to bring to market products and services that meet the new challenges of the connected vehicle, the smart city and energy. These projects are based on the complementary expertise of its partners in data analysis, artificial intelligence, cybersecurity, connectivity, and digital twins, and on the ambition to invent a new model of innovation while keeping people and the environment at the heart of its motivations.

For more information about Software République: https://softwarerepublique.eu/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Software République’s aim to complete a proof-of-concept project in France by 2024, that Eye-Net’s solution might be deployed in European cities by 2025, and that the collaboration involving the V2X accident prevention solution, combined with Software République’s user distribution, is an opportunity for it to introduce a disruptive safety approach that will benefit all road users and make European roads safer than ever. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654